Ecopetrol records 1,944 billion barrels of oil equivalent in proven reserves at the close of 2025, replacing 121% of production, with the highest contribution in the last four years

•	Proven reserves totaled 300 mmboe, the highest value in the last four years.
•	The reserves replacement ratio reached 121%, driven by the execution of recovery projects.
•	The average reserve life stands at 7.8 years for the Ecopetrol Group.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) reported today its proven reserves of oil, condensate, and natural gas (1P reserves), including its share in proven reserves from subsidiaries, estimated based on the standards of the U.S. Securities and Exchange Commission (SEC). 99% of 1P reserves have been certified by three recognized, specialized, and independent firms: Ryder Scott Company, DeGolyer & MacNaughton, and GaffneyCline & Associates.

As of the end of 2025, Ecopetrol Group´s proven reserves totaled 1,944 billion barrels of oil equivalent (mmboe), representing a 2.7% increase compared to the reserves at the end of 2024.

Although the 2025 Brent reference price (USD 68.64/Bbl) decreased by 13.9% compared to the 2024 price (USD 79.69/Bbl)[1], proven reserves contributions reached 300 mmboe and the reserves replacement ratio was 121%, demonstrating the Company’s effective management in line with its long-term sustainability and resilience strategy.

The reserves contributions were mainly the result of: (i) enhanced recovery projects with outstanding performance in the Castilla, Chichimene, and Akacias fields; (ii) better operational management in the Rubiales and La Cira–Infantas fields, focused on asset efficiency and value; and (iii) contracts with the ANH[2].

These results represent the highest reserves replacement achieved in the last four years and reflect the capability and commitment of the Ecopetrol Group to generate value across its exploration, development, and production assets, thereby strengthening the sustainability of the Ecopetrol Group.

The following table presents the consolidated balance of proven reserves (1P) for 2025, in million barrels of oil equivalent[3]:

[1] Brent marker prices referenced in accordance with SEC standards for reserve purposes.

[2] Contracts with the ANH enabled the allocation of crude-oil royalties amounting to 95.8 mmboe from the Castilla, Akacias, Caño Sur Este, Chichimene, Rubiales, and Yariguí-Cantagallo fields, under ANH Resolution 0977 of 2025, and 4.5 mmboe from economic rights in Tello – La Jagua.

[3] Totals may not exactly equal the sum of the figures due to rounding.

Concept(SEC)	MMBOE
Proven reserves as of Dec 31, 2024	1,892.7
Revisions*	140.8
Enhanced Recovery	142.6
Extensions and Discoveries	16.1
Purchases/Sales	0.0
Production	–248.0
Proven reserves as of Dec 31, 2025	1,944 .2

* “Revisions” includes additions from contracts with the ANH, contributing 100 mmboe."

Bogotá, February 19, 2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co